GGL DIAMOND CORP.

August 23, 2007

Nickel belt exploration moving forward:

- **Rock and soil samples being analyzed to guide future work**
- **Aurora Geosciences to augment field work on nickel properties**

VANCOUVER, British Columbia, Canada (August 23, 2007) – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to provide an update on the Company's continuing exploration on the prospective nickel belt in the Winter Lake area of the Northwest Territories, Canada.

Sample analysis – nickel property

Work to date continues to confirm that we have acquired an extensively mineralized greenstone belt featuring numerous gossan areas mineralized with sulphides that vary from disseminated to massive, with the potential to host nickel as well as other base and precious metals.

As previously reported, in June, GGL's exploration team began a program of "reconnaissance" work on the nickel belt property, to locate and sample gossans (rusty zones overlying a sulphide deposit) and to do orientation mapping and additional soil sampling.

Since mid-June, three sets of rock samples have been collected on the property by GGL's field crews. A total of 346 rock samples have been submitted for assay. To date, the Company has received reports on only part of the requested assay procedures from the first of the three sets of samples and is currently evaluating those results. The delay is due to the current high demand for analytical services at the laboratory.

Three sets of soil samples, for a total of 963 samples, have also been taken; the results from the first set of soil samples have not all been received as of this date. The Company awaits receipt of the remainder of the first set of results as well as reports for the second and third sets of rock and soil samples.

The rock and soil sample results, which include, at a minimum, numerical representations for 39 elements, as well as follow-up reports, will be compiled, located, studied in detail and then viewed together, when all of the results have been received. This analysis will help to guide the next phase of the project, and assist in prioritizing areas where ground geophysical surveys are needed and in preparation for a drilling program.

Before the Company issues any results publicly, the exploration results must be examined by the Company's Qualified Persons for the nickel project. The Company is proceeding as quickly as it can, while being responsible and diligent, and acting in the interests of all shareholders.

GGL's Winter Lake property includes 116 claims and covers 256,489.77 acres. Given the size of the nickel property (120 km from the north to the south end of the property and an average of 30 km in width), the design of an effective program requires that the Company adhere to a logical sequence of steps in the exploration process.

The reconnaissance mapping and sampling work represents a significant project in itself. (For photographs and maps of the nickel property, please see the PowerPoint presentation made at the Annual General Meeting on July 31. Go to: http://ggldiamond.ca/agm/AGM_FINAL_2007.pdf. Page 68 provides an idea of the size of the property – when a map of the nickel property is superimposed on a section of the British Columbia Fraser Valley, which extends from Vancouver to Hope.)

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Not all of the previously identified high priority geophysical conductors are accessible for surface examination because they lie under lakes or are hidden by overburden. Consequently, geochemical sampling will be required to prioritize these areas. All of these priority geophysical conductors have the potential to be drill targets.

The claims staked in April this year and since then do not yet have geophysical coverage. However, our exploration crews have succeeded in locating and sampling sulphides in these areas.

Aurora Geosciences contract

To augment its own resources in the exploration of the Winter Lake nickel belt, the Company is contracting with Aurora Geosciences Ltd. ("Aurora") of Yellowknife, NT, and Whitehorse, Yukon, for project management, geological, and geophysical services. Aurora has been providing consulting and contracting services to the mineral exploration industry for over 24 years.

In addition, Aurora President Gary Vivian, P. Geol., will also be acting as a Qualified Person (QP) for GGL on the nickel projects going forward.

Correction re. Qualified Persons (QP)

Mr. Hrkac notes that an individual was erroneously identified as acting for GGL as a "Qualified Person" (QP) in a GGL Diamond Corp. news release dated July 31, 2007.

To clarify, the individuals acting as Qualified Persons for the Company (as defined by National Instrument 43-101) are Torrie Chartier, M.Sc., P. Geol., for the diamond projects; N.C. Carter, Ph.D., P. Eng., Consulting Geologist, and Gary Vivian, P. Geol., of Aurora Geosciences Ltd. for the nickel projects; and Paul Richardson, Ph.D., P. Eng., Consulting Geologist, for GGL's gold-copper projects.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

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